UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210, Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

INVESTOR RELATIONS THIRD-QUARTER 2017 RESULTS FOR IMMEDIATE RELEASE

Highlights

➢	Consolidated Net Sales and Operating Segment Income reached Ps.22.8 billion and Ps.9.3 billion, respectively
➢	Prime time(1) ratings of Channel 2 continued their positive trend, achieving 26% higher ratings than those reached during the third quarter of last year
➢	Cable segment continued to show positive results, adding close to 200 thousand RGUs during the quarter
➢	Sky reached an Operating Segment Income margin of 48.9%, the highest in nine years

Consolidated Results

Mexico City, October 26, 2017 — Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or the “Company”), today announced results for the third-quarter 2017. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The following table sets forth condensed consolidated statements of income for the quarters ended September 30, 2017 and 2016, in millions of Mexican pesos, as well as the percentage that each line represents of net sales and the percentage change when comparing 2017 with 2016:
	3Q’17	Margin %	3Q’16	Margin %	Change %
Net sales	22,832.2	100.0	23,722.3	100.0	(3.8)
Net income	1,664.4	7.3	1,380.5	5.8	20.6
Net income attributable to stockholders of the Company	1,158.7	5.1	1,062.1	4.5	9.1

Segment net sales	23,763.5	100.0	24,563.0	100.0	(3.3)
Operating segment income (1)	9,339.3	39.3	9,979.1	40.6	(6.4)
(1) The operating segment income margin is calculated as a percentage of segment net sales.

Net sales decreased by 3.8% to Ps.22,832.2 million in the third-quarter 2017 compared with Ps.23,722.3 million in the third-quarter 2016. This decrease was mainly attributable to the drop in advertising revenues. Operating segment income decreased by 6.4%, reaching Ps.9,339.3 million with a margin of 39.3%.

_______________________
1 Monday to Friday. Source: Nielsen

Grupo Televisa, S.A.B.	THIRD QUARTER 2017	1

Net income attributable to stockholders of the Company amounted to Ps.1,158.7 million in third-quarter 2017 compared with Ps.1,062.1 million in third-quarter 2016. The net increase of Ps.96.6 million, or 9.1%, reflected primarily (i) a Ps.817.2 million decrease in finance expense, net; (ii) a Ps.325.7 million decrease in other expense, net; and (iii) a Ps.283.6 million increase in share of income of associates and joint ventures, net. These favorable variances were partially offset by (i) a Ps.672.0 million decrease in operating income before depreciation and amortization; (ii) a Ps.389.7 million increase in depreciation and amortization; and (iii) a Ps.187.3 million increase in net income attributable to non-controlling interests.
Third-quarter Results by Business Segment

The following table presents third-quarter consolidated results ended September 30, 2017 and 2016, for each of our business segments. Consolidated results for the third-quarter 2017 and 2016 are presented in millions of Mexican pesos.

Net Sales	3Q’17%		3Q’16%		Change %
Content	8,024.9	33.8	8,676.3	35.3	(7.5)
Sky	5,445.2	22.9	5,505.8	22.4	(1.1)
Cable	8,322.5	35.0	8,155.2	33.2	2.1
Other Businesses	1,970.9	8.3	2,225.7	9.1	(11.4)
Segment Net Sales	23,763.5	100.0	24,563.0	100.0	(3.3)
Intersegment Operations(1)	(931.3)		(840.7)		(10.8)
Net Sales	22,832.2		23,722.3		(3.8)

Operating Segment Income(2)	3Q’17	Margin %	3Q’16	Margin %	Change %
Content	3,102.1	38.7	3,642.6	42.0	(14.8)
Sky	2,660.4	48.9	2,534.1	46.0	5.0
Cable	3,523.5	42.3	3,443.3	42.2	2.3
Other Businesses	53.3	2.7	359.1	16.1	(85.2)
Operating Segment Income	9,339.3	39.3	9,979.1	40.6	(6.4)
Corporate Expenses	(550.2)	(2.3)	(518.0)	(2.1)	(6.2)
Depreciation and Amortization	(4,615.3)	(20.2)	(4,225.6)	(17.8)	(9.2)
Other Expense, net	(495.7)	(2.2)	(821.4)	(3.5)	39.7
Operating Income	3,678.1	16.1	4,414.1	18.6	(16.7)

(1) For segment reporting purposes, intersegment operations are included in each of the segment operations.
(2) Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.

Content	Third-quarter sales decreased by 7.5% to Ps.8,024.9 million compared with Ps.8,676.3 million in the third-quarter 2016.

Millions of Mexican pesos	3Q’17%		3Q’16%		Change %
Advertising	4,943.8	61.6	5,397.9	62.2	(8.4)
Network Subscription Revenue	929.7	11.6	1,125.8	13.0	(17.4)
Licensing and Syndication	2,151.4	26.8	2,152.6	24.8	(0.1)
Net Sales	8,024.9	100.0	8,676.3	100.0	(7.5)

Grupo Televisa, S.A.B.	THIRD QUARTER 2017	2

Advertising
Third-quarter Advertising revenue decreased by 8.4% to Ps.4,943.8 million compared with Ps.5,397.9 million in the third-quarter 2016. During the quarter, prime time ratings of Channel 2 continued their positive trend. Advertising sold in the upfront gives our clients access to advertising inventory at fixed prices and grants them sufficient flexibility to seek the lowest cost-per-rating point.  In light of the ratings increase, this mechanism is allowing them to achieve their target audience volumes with a smaller advertising expense. To a lesser extent, Advertising revenue was impacted by the September 19th earthquake as our flagship network was transmitted with no commercial interruptions for three consecutive days following this event.

Network Subscription Revenue
Third-quarter Network Subscription Revenue decreased by 17.4% to Ps.929.7 million compared with Ps.1,125.8 million in the third-quarter 2016. The decrease was driven mainly by the fact that a competitor is no longer carrying our pay TV networks. This is the last quarter with the difficult comparison.

Licensing and Syndication
Third-quarter Licensing and Syndication revenue decreased by 0.1% to Ps.2,151.4 million compared with Ps.2,152.6 million in the third-quarter 2016. Third-quarter royalties from Univision were in line with last year, reaching U.S.$80.6 million.

Third-quarter operating segment income decreased by 14.8% to Ps.3,102.1 million compared with Ps.3,642.6 million in the third-quarter 2016; the margin was 38.7%. This was partially offset by 2.2% reduction in cost and expenses.

Sky
Third-quarter sales decreased by 1.1% to Ps.5,445.2 million compared with Ps.5,505.8 million in the third-quarter 2016. The number of net active subscribers increased by 1,801 during the quarter to 8,014,898 as of September 30, 2017. As of September 30, 2016, Sky had 7,926,678 subscribers. Sky ended the quarter with 184,582 subscribers in Central America and the Dominican Republic.
Sky continues to be impacted by the extraordinary growth in net additions achieved in 2016 due to the analog shut down. This effect has also increased the number of cancelations during 2017. To a lesser extent, the earthquake had an impact in our ability to sell and install new customers for almost a full week in the most affected areas. In addition, recharge rates for our pre-paid packages were lower when compared to the same quarter last year. Despite these two factors, subscription revenues in Mexico grew in the third quarter when compared to last year, offset by a decline in revenues from Central America.
Third-quarter operating segment income increased by 5.0% to Ps.2,660.4 million compared with Ps.2,534.1 million in the third-quarter 2016, and the margin was 48.9%. The increase in the margin of 290 basis points from same quarter last year is mainly the result of management’s strong discipline in costs and expenses.

Cable
Third-quarter sales increased by 2.1% to Ps.8,322.5 million compared with Ps.8,155.2 million in the third-quarter 2016 driven by the quarterly growth in all of our services, adding 31 thousand video RGUs, 145 thousand data RGUs and 23 thousand voice RGUs. In spite of the earthquake, which impacted our systems in Mexico City and its surrounding areas, Cuernavaca, Cuautla and Yautepec, this is the fastest pace of growth of the last five quarters.

Grupo Televisa, S.A.B.	THIRD QUARTER 2017	3

The following table sets forth the breakdown of RGUs per service type for our Cable segment as of September 30, 2017 and 2016.

RGUs	3Q’17	3Q’16
Video	4,123,373	4,240,935
Broadband	3,640,132	3,346,060
Voice	2,099,065	2,092,293
Total RGUs	9,862,570	9,679,288

Third-quarter operating segment income increased by 2.3% to Ps.3,523.5 million compared with Ps.3,443.3 million in the third-quarter 2016, and the margin reached 42.3%, similar to the same quarter last year. Results were partially offset by our network operations segment, where we have seen a reduction in the number of new government contracts up for tender as well as a reduction in the rates we charge due to intense competition.
The following tables set forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our cable and network operations for the third-quarter 2017 and 2016.
Our cable operations include video, voice and data services provided by Cablevisión, Cablemás, TVI, Cablecom and Telecable. Our network operations include services offered by Bestel and the network operations of Cablecom.

3Q’17 Millions of Mexican pesos	Cable Operations (1)	Network Operations (1)	Total Cable
Revenue	7,303.4	1,303.4	8,322.5
Operating Segment Income	3,141.2	492.1	3,523.5
Margin	43.0%	37.8%	42.3%
(1) These results do not include consolidation adjustments of Ps.284.3 million in revenues nor Ps.109.8 million in Operating Segment Income, which are considered in the consolidated results of the Cable segment.

3Q’16 Millions of Mexican pesos	Cable Operations (2)	Network Operations (2)	Total Cable
Revenue	6,932.7	1,518.6	8,155.2
Operating Segment Income	2,988.0	547.5	3,443.3
Margin	43.1%	36.1%	42.2%
(2) These results do not include consolidation adjustments of Ps.296.1 million in revenues nor Ps.92.2 million in Operating Segment Income, which are considered in the consolidated results of the Cable segment.

Other Businesses
Third-quarter sales decreased by 11.4% to Ps.1,970.9 million compared with Ps.2,225.7 million in the third-quarter 2016. This decrease is explained mainly by (i) a decrease in the revenues of our soccer business; and (ii) a decrease in the revenues of our publishing business. This effect was partially compensated by an increase in the revenues of our feature-film distribution business.

Third-quarter operating segment income decreased by 85.2% to Ps.53.3 million compared with Ps.359.1 million in the third-quarter 2016, and the margin reached 2.7%. These results are mainly explained by a decrease in the operating segment income related to soccer and publishing businesses.

Grupo Televisa, S.A.B.	THIRD QUARTER 2017	4

Corporate Expense

Corporate expense increased by Ps.32.2 million, or 6.2%, to Ps.550.2 million in third-quarter 2017, from Ps.518.0 million in third-quarter 2016. Corporate expense reflected primarily a share-based compensation expense.

Share-based compensation expense in third quarter 2017 and 2016 amounted to Ps.375.8 million and Ps.361.6 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees, and is recognized over the vesting period.

Other Expense, Net

Other expense, net, decreased by Ps.325.7 million, or 39.7%, to Ps.495.7 million in third-quarter 2017, from Ps.821.4 million in third-quarter 2016. This decrease reflected primarily a lower expense related to legal and financial advisory professional services, as well as a reduction in loss on disposition of property and equipment, which effect was partially offset by a higher non-recurrent severance expense in connection with the dismissal of personnel primarily in our Content segment, as well as an impairment adjustment to trademarks in our publishing business.

In third-quarter 2017, other expense, net, was comprised primarily of severance expense, an impairment of trademarks, donations, and legal and financial advisory professional services.

Non-operating Results

Finance Expense, Net

The following table sets forth the finance (expense) income, net, stated in millions of Mexican pesos for the quarters ended September 30, 2017 and 2016.
	3Q’17	3Q’16	(Increase) Decrease
Interest expense	(2,194.1)	(2,263.6)	69.5
Interest income	540.2	407.4	132.8
Foreign exchange loss, net	(119.7)	(652.8)	533.1
Other finance income (expense), net	57.5	(24.3)	81.8
Finance expense, net	(1,716.1)	(2,533.3)	817.2
The finance expense, net, decreased by Ps.817.2 million, or 32.3%, to Ps.1,716.1 million in third-quarter 2017 from Ps.2,533.3 million in third-quarter 2016. This decrease reflected (i) a Ps.533.1 million decrease in foreign exchange loss, net, resulting primarily from a lower depreciation of the Mexican peso against the U.S. dollar on our average net U.S. dollar liability position in third-quarter 2017; (ii) a Ps.132.8 million increase in interest income explained primarily by an increase in interest rates applicable to cash equivalents, which effect was offset by a lower average amount of cash and cash equivalents in third-quarter 2017; (iii) a favorable change of Ps.81.8 million in other finance income or expense, net, resulting  primarily from a net gain in fair value of our derivative contracts in third-quarter 2017; and (iv) a Ps.69.5 million decrease in interest expense, due primarily to a lower average principal amount of debt, finance lease obligations and other notes payable in third-quarter 2017.

Grupo Televisa, S.A.B.	THIRD QUARTER 2017	5

Share of Income of Associates and Joint Ventures, Net

Share of income of associates and joint ventures, net, increased by Ps.283.6 million, or 73.4%, to Ps.670.0 million in third-quarter 2017 from Ps.386.4 million in third-quarter 2016. This increase reflected mainly a higher share of income of (i) Univision Holdings, Inc., the controlling company of Univision Communications Inc.; and (ii) Imagina Media Audiovisual, S.L., a communications company in Spain.
Income Taxes

Income taxes increased by Ps.80.9 million, or 9.1%, to Ps.967.6 million in third-quarter 2017 compared with Ps.886.7 million in third-quarter 2016. This increase reflected primarily a higher tax base, as well as a higher effective income tax rate.
Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests increased by Ps.187.3  million, or 58.8%, to Ps.505.7 million in third-quarter 2017, compared with Ps.318.4 million in third-quarter 2016. This increase reflected primarily a higher portion of net income attributable to non-controlling interests in our Sky and Cable segments.
Other Relevant Information
Capital Expenditures

During third-quarter 2017, capital expenditures were 43% lower than in third-quarter 2016. We invested approximately U.S.$217.2 million in property, plant and equipment as capital expenditures. These capital expenditures included approximately U.S.$138.3 million for our Cable segment, U.S.$48.9 million for our Sky segment, and U.S.$30.0 million for our Content and Other Businesses segments.
Debt, Finance Lease Obligations and Other Notes Payable

The following table sets forth our total consolidated debt, finance lease obligations and other notes payable as of September 30, 2017 and December 31, 2016. Amounts are stated in millions of Mexican pesos.

Grupo Televisa, S.A.B.	THIRD QUARTER 2017	6

	Sep 30, 2017	Dec 31, 2016	Increase (decrease)
Current portion of long-term debt	10,039.8	850.9	9,188.9
Long-term debt, net of current portion	106,130.3	126,146.7	(20,016.4)
Total debt (1)	116,170.1	126,997.6	(10,827.5)
Current portion of long-term finance lease obligations	543.4	575.6	(32.2)
Long-term finance lease obligations, net of current portion	4,810.8	5,816.2	(1,005.4)
Total finance lease obligations	5,354.2	6,391.8	(1,037.6)
Current portion of other notes payable	1,170.1	1,202.3	(32.2)
Other notes payable, net of current portion	2,487.8	3,650.7	(1,162.9)
Total other notes payable (2)	3,657.9	4,853.0	(1,195.1)

(1) As of September 30, 2017 and December 31, 2016, total debt is presented net of finance costs in the amount of Ps.1,218.8 million and Ps.1,290.6 million, respectively, and does not include related accrued interest payable in the amount of Ps.1,632.8 million and Ps.1,827.3 million, respectively.

(2) In connection with the acquisition in 2016 of a non-controlling interest in Televisión Internacional, S.A. de C.V., one of our Cable segment subsidiaries.

As of September 30, 2017, our consolidated net debt position (total debt, finance lease obligations and other notes payable less cash and cash equivalents, temporary investments, and non-current held-to-maturity and available-for-sale investments) was Ps.73,953.0 million. The aggregate amount of non-current held-to-maturity and available-for-sale investments as of September 30, 2017, amounted to Ps.6,792.1 million.
In October 2017, we concluded an offering of Ps.4,500 million aggregate principal amount of local bonds (Certificados Bursátiles) due 2027 with an annual interest rate of 8.79%, registered with the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).
Shares Outstanding
As of September 30, 2017 and December 31, 2016, our shares outstanding amounted to 344,998.0 million and 341,268.3 million, respectively, and our CPO equivalents outstanding amounted to 2,948.7 million and 2,916.8 million, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.
As of September 30, 2017 and December 31, 2016, the GDS (Global Depositary Shares) equivalents outstanding amounted to 589.7 million and 583.3 million, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

Grupo Televisa, S.A.B.	THIRD QUARTER 2017	7

About Televisa

Televisa is a leading media company in the Spanish - speaking world, an important cable operator in Mexico and an operator of a leading direct - to - home satellite pay television system in Mexico. Televisa distributes the content it produces through several broadcast channels in Mexico and in over 50 countries through 26 pay-tv brands, and television networks, cable operators and over-the-top or “OTT” services. In the United States, Televisa’s audiovisual content is distributed through Univision Communications Inc. (“Univision”) the leading media company serving the Hispanic market. Univision broadcasts Televisa’s audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa has equity and warrants which upon their exercise would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in Univision Holdings, Inc., the controlling company of Univision. Televisa’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers through five cable Multiple System Operators in Mexico. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system in Mexico, operating also in the Dominican Republic and Central America. Televisa also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, and gaming.

Disclaimer

This press release contains forward - looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward - looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward Looking Statements” in the Company’s Annual Report on Form 20 - F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward - looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward - looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information data)

###

Investor Relations:
Carlos Madrazo / Tel: (52 55) 5261 2445 / cmadrazov@televisa.com.mx
Santiago Casado / Tel: (52 55) 5261 2438 / scasado@televisa.com.mx

Media Relations:
Alejandro Olmos / Tel: (52 55) 4438 1205 / aolmosc@televisa.com.mx
María Eugenia Zurita / Tel: (52 55) 52 24 63 60 / mezurita@televisa.com.mx

www.televisair.com

Grupo Televisa, S.A.B.	THIRD QUARTER 2017	8

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016 (1)
(Millions of Mexican Pesos)

	September 30,		December 31,
	2017		2016
ASSETS	(Unaudited)		(Audited)

Current assets:
Cash and cash equivalents	Ps.	38,658.6	Ps.	47,546.1
Temporary investments		5,778.5		5,498.2
Trade notes and accounts receivable, net		14,784.6		24,906.4
Other accounts and notes receivable, net		4,057.4		5,884.9
Derivative financial instruments		70.9		-
Due from related parties		908.5		905.6
Transmission rights and programming		6,893.3		6,533.2
Inventories		1,577.3		1,899.1
Other current assets		3,556.6		2,588.0
Total current assets		76,285.7		95,761.5

Non-current assets:
Derivative financial instruments		696.4		647.8
Transmission rights and programming		8,084.4		7,975.3
Investments in financial instruments		41,812.9		45,136.7
Investments in associates and joint ventures		12,261.5		12,092.3
Property, plant and equipment, net		84,869.9		86,783.6
Intangible assets, net		36,292.1		37,734.7
Deferred income tax assets		22,753.0		22,729.6
Other assets		183.7		192.6
Total non-current assets		206,953.9		213,292.6
Total assets	Ps.	283,239.6	Ps.	309,054.1

________________________________________________________
(1) Notes to Condensed Consolidated Financial Statements as of September 30, 2017 and December 31, 2016, and for the nine months ended September 30, 2017 and 2016, as well as other related financial information, are included as part of the Company’s Quarterly Financial Information filed separately with the Mexican Stock Exchange.

Grupo Televisa, S.A.B.	THIRD QUARTER 2017	9

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016
(Millions of Mexican Pesos)

	September 30,		December 31,

	2017		2016
LIABILITIES	(Unaudited)		(Audited)

Current liabilities:
Current portion of long-term debt and interest payable	Ps.	11,672.6	Ps.	2,678.2
Current portion of finance lease obligations		543.4		575.6
Current portion of other notes payable		1,170.1		1,202.3
Derivative financial instruments		259.6		-
Trade accounts payable and accrued expenses		19,025.0		22,878.1
Customer deposits and advances		10,412.1		21,709.4
Income taxes payable		2,440.4		2,012.5
Other taxes payable		1,156.5		1,479.1
Employee benefits		1,058.8		1,078.7
Due to related parties		1,329.7		1,088.2
Other current liabilities		2,751.0		2,723.9
Total current liabilities		51,819.2		57,426.0
Non-current liabilities:
Long-term debt, net of current portion		106,130.3		126,146.7
Finance lease obligations, net of current portion		4,810.8		5,816.2
Other notes payable, net of current portion		2,487.8		3,650.7
Derivative financial instruments		19.6		5.5
Income taxes payable		4,793.3		6,386.9
Deferred income tax liabilities		9,352.0		10,349.1
Post-employment benefits		455.1		520.5
Other long-term liabilities		2,640.1		2,468.1
Total non-current liabilities		130,689.0		155,343.7
Total liabilities		182,508.2		212,769.7

EQUITY
Capital stock		4,978.1		4,978.1
Additional paid-in-capital		15,889.8		15,889.8
		20,867.9		20,867.9
Retained earnings:
Legal reserve		2,139.0		2,139.0
Unappropriated earnings		68,019.2		64,535.3
Net income for the period		3,961.6		3,721.4
		74,119.8		70,395.7
Accumulated other comprehensive income, net		4,177.8		3,961.8
Shares repurchased		(11,839.7)		(11,433.5)
		66,457.9		62,924.0
Equity attributable to stockholders of the Company		87,325.8		83,791.9
Non-controlling interests		13,405.6		12,492.5
Total equity		100,731.4		96,284.4
Total liabilities and equity	Ps.	283,239.6	Ps.	309,054.1

Grupo Televisa, S.A.B.	THIRD QUARTER 2017	10

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE AND
NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016 (1)
(Millions of Mexican Pesos)

	Three months ended September 30,				Nine months ended September 30,
	2017		2016		2017		2016
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)

Net sales	Ps.	22,832.2	Ps.	23,722.3	Ps.	68,171.1	Ps.	68,986.7

Cost of sales		12,720.0		12,671.5		38,525.4		37,533.1

Selling expenses		2,495.1		2,625.3		7,649.7		7,793.1

Administrative expenses		3,443.3		3,190.0		10,122.3		9,767.5
Income before other expense		4,173.8		5,235.5		11,873.7		13,893.0
Other expense, net		(495.7)		(821.4)		(1,260.3)		(2,015.9)
Operating income		3,678.1		4,414.1		10,613.4		11,877.1
Finance expense		(2,313.8		(2,940.7)		(6,690.4)		(7,709.9)
Finance income		597.7		407.4		3,318.9		1,294.9
Finance expense, net		(1,716.1)		(2,533.3)		(3,371.5)		(6,415.0)
Share of income of associates and
joint ventures, net		670.0		386.4		1,020.7		913.1
Income before income taxes		2,632.0		2,267.2		8,262.6		6,375.2
Income taxes		967.6		886.7		2,814.7		2,247.6
Net income	Ps.	1,664.4	Ps.	1,380.5	Ps.	5,447.9	Ps.	4,127.6

Net income attributable to:
Stockholders of the Company	Ps.	1,158.7	Ps.	1,062.1	Ps.	3,961.6	Ps.	3,078.4
Non-controlling interests		505.7		318.4		1,486.3		1,049.2
Net income	Ps.	1,664.4	Ps.	1,380.5	Ps.	5,447.9	Ps.	4,127.6

Basic earnings per CPO attributable
to stockholders of the Company	Ps.	0.39	Ps.	0.37	Ps.	1.35	Ps.	1.07

________________________________

(1) Notes to Condensed Consolidated Financial Statements as of September 30, 2017 and December 31, 2016, and for the nine months ended September 30, 2017 and 2016, as well as other related financial information, are included as part of the Company’s Quarterly Financial Information filed separately with the Mexican Stock Exchange.

Grupo Televisa, S.A.B.	THIRD QUARTER 2017	11

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: October 31, 2017	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel